EXHIBIT 99.1

Yamana Announces Redemption of Outstanding Senior Notes With Cash on Hand and Proceeds From Recently Completed Offering of $500 Million 10-Year Unsecured Senior Notes Thereby Significantly Reducing Outstanding Debt, Extending Debt Tenor, Reducing Interest and Carrying Charges and Further Strengthening the Company’s Financial Position, Improving Financial Resilience and Increasing Financial Flexibility

TORONTO, Aug. 06, 2021 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or the “Company”) has provided irrevocable notices of redemption of all outstanding senior notes due in 2022, 2023, and 2024, significantly reducing debt and further strengthening the Company’s financial position, improving financial resilience, and increasing financial flexibility, which will allow the Company to more effectively pursue its priority and low capital cost growth initiatives and increase shareholder cash returns in the form of dividends and possible stock buybacks. The outstanding senior notes will be redeemed with available cash on hand and proceeds from the recently completed offering of $500 million, 10-year 2.630% unsecured senior notes.

HIGHLIGHTS

Company Provided Irrevocable Notices of Redemption of Near-Term Senior Notes

  Irrevocable notices of redemption for all outstanding notes due in 2022, 2023, and 2024 (the “Existing Notes”) have been provided, which will force the redemption of those notes. This will significantly improve the Company’s debt and debt tenor profile.
  The Company’s next note payment will now not be before 2027, and the weighted average tenor of notes increases from approximately three years to approximately nine years.
  The offering of $500 million aggregate principal amount of its 2.630% Senior Notes due August 15, 2031, has been completed and the funds have been received by the Company (the “Senior 2031 Notes”). Available cash on hand and proceeds from the issue of Senior 2031 Notes will be used to redeem the Existing Notes.

Significant Reduction in Outstanding Debt and Interest Rate Carrying Costs

  The completion of the offering of the Senior 2031 Notes and redemption of the Existing Notes are part of a continuing progression since the second quarter of 2019 that has significantly reduced debt, improved financial strength and resilience, increased financial flexibility and allowed the Company to more effectively pursue other capital allocation priorities.
  Total debt reduction resulting from the redemption of the Existing Notes is approximately $220 million, and the resultant debt of $782.9 million compares to $1.85 billion in the second quarter of 2019.
  Interest on the Senior 2031 Notes is set at 2.630% as compared to a weighted average interest of 4.83% for the Existing Notes, which reduces the Company’s annual interest carrying charges by approximately $21.6 million per annum as compared to the second quarter of 2021, or roughly $60 million per annum lower as compared to the second quarter of 2019.
  The Company's undrawn revolving credit facility in the amount of $750 million will remain in place.

Improved Financial Flexibility

  The Company has indicated over the past several years that it has three equally-weighted capital allocation priorities: debt reduction and financial improvements; the development, expansion, and exploration of priority, low capital cost growth projects; and the return of capital to shareholders. With the redemption of the Existing Notes and the reduction of aggregate amounts outstanding under the Company’s notes, the Company now has further financial strength, resilience and flexibility to more effectively pursue the latter two objectives.
  The Company has modest and well sequenced growth capital costs for the advancement of several high priority growth projects, including the Company’s exploration program for increasing mineral inventories at existing mines and development of new mines with the generative exploration program, the Jacobina phased expansion, the Odyssey underground project, and the Wasamac project. These growth projects, in particular, are expected to increase the Company’s production profile by approximately 20% to 25% by 2027 to 1.25 million gold equivalent ounces (“GEO”), with margin expansion because of lower unit costs.
    Capital costs for the Phase 2 expansion at Jacobina are expected to be a modest $15 million to $20 million. The expansion is expected to increase annual production from approximately 180,000 ounces of gold to an initial 230,000 ounces, with the potential for higher production, beginning in the second half of 2023, at lower unit costs.
    A two-pronged approach to ore extraction at the underground Odyssey project at Canadian Malartic—ramp for near surface and shaft for lower zones—will allow the project to be significantly self-funded. In particular, cash flow derived from initial gold production during the ramp phase will fund development of the lower zones at Odyssey. Ramp development is well advanced, with first production at Odyssey expected not later than 2023, and gold extraction via shaft expected in 2027. When in full production beginning in 2027, Odyssey will generate annual production of 545,000 ounces at low unit costs. Net of supplemental cash flows from production resulting from the ramp phase as the shaft is in development, annual initial capital expenditures are not expected to exceed an average of $50 million (on a 50% basis) over the period of shaft and at depth underground development.
    Wasamac capital costs are not expected to be spent until 2025 and, during this period, the Company will continue to increase cash balances, some of which will be earmarked for project construction, and the project will be fully funded. Wasamac will annually produce an initial 200,000 ounces with an average annual life of mine production of 169,000 ounces at low all-in costs although the Company expects to increase that annual production as its exploration program advances and mineral inventories are increased.
    For further information on these projects, please refer to the Company’s latest Management, Discussion and Analysis for the second quarter of 2021, and the following press releases: ‘Yamana Gold Reports Significant Progress on Phase 2 Expansion at Jacobina’; ‘Yamana Gold Announces Positive Development Decision on Its Wholly-Owned Wasamac Project’; and ‘Yamana Gold Reports Strong Fourth Quarter and Full Year 2020 Results; Impressive Technical Study Results Delivered for the Odyssey Underground Project’, all available on the Company’s website at www.yamana.com
  The Company is well positioned to sustain its annual dividend at the new payout ratio and consider further increases, while also retaining the flexibility to purchase its stock under its recently announced normal course issuer bid and help to ensure that its shares are more reflective of their full and fair value. The Company conducts sensitivities when assessing dividends and dividend increases with bottom of cycle gold prices of $1,350 per ounce to assess the sustainability of its dividend. The current dividend level is set at 12 cents per year per share and on a per ounce of production basis, represents approximately $120 per ounce. The Company assesses its dividend relying on several measures and uses a cost per ounce approach as a way to assess the levels payable on a fully loaded cost per ounce basis.

DETAILS OF NEW NOTES OFFERING AND REDEMPTION OF NEAR-TERM NOTES

Yamana has completed its offering of $500 million aggregate principal amount of its 2.630% Senior Notes due August 15, 2031. The Senior 2031 Notes are unsecured, senior obligations of Yamana and are unconditionally guaranteed by certain of Yamana’s subsidiaries that are also guarantors under Yamana’s credit facility. Yamana is using the net proceeds from the offering, together with cash on hand, to fund the redemptions of its Existing Notes, which include the 4.76% Series C Senior Notes due 2022, its 4.91% Series D Senior Notes due 2024 and its 4.78% Series B Senior Notes due 2023 (collectively, the “Private Notes”) and its 4.950% Senior Notes due 2024 (the “2024 Notes”).

In connection with the foregoing, pursuant to the terms of the note purchase agreements governing the Private Notes and the indenture governing the 2024 Notes, respectively, Yamana has issued irrevocable notices of redemption for all of the outstanding Private Notes and an irrevocable notice of redemption for all of the outstanding 2024 Notes, the effect of which is the forced redemption and revocation of those outstanding notes.

INCREASED FINANCIAL FLEXIBILITY AND RESILIENCE

Yamana believes that a strong financial position and financial resilience also requires a manageable maturity profile, and the Company has taken advantage of current market conditions to improve terms of its outstanding notes by increasing tenor and reducing carrying costs. The completion of the offering of the Senior 2031 Notes and the subsequent redemption of the Existing Notes represents the culmination of significant debt reduction efforts initiated in 2019. Yamana’s outstanding debt will be reduced by almost $220 million to $782.9 million, which compares to $1.85 billion outstanding in the second quarter of 2019.

With a lower interest rate and carrying costs, annual interest payments will be approximately $60 million per annum lower as compared to the second quarter of 2019 and approximately $21.6 million per annum lower than the second quarter of this year. As a result, the Company will have more cash available for other capital allocation priorities, including the development, expansion, and exploration of priority low capital growth projects through self-funding, and the return of capital to shareholders. In addition, the Company has extended its maturity profile, with the next note repayment not scheduled until 2027.

While Yamana achieved its financial management objective of a net debt leverage ratio of well below 1.0 times EBITDA when assuming a bottom-of-cycle gold price of $1,350 per ounce during 2020, the Company also believes it is prudent to reduce aggregate outstanding debt. In addition to net debt, the reduction in aggregate debt, along with the inclusion of maintenance cash balances, is intended to ensure that net debt and aggregate debt are both aligned with the 1.0 times EBITDA target. This builds further resiliency and flexibility into the financial position of the Company to withstand volatility throughout any metals cycle.

With high visibility from recently made capital commitments for its growth projects, the Company has also addressed other capital allocation priorities that utilize cash balances and expected cash flows. The Company has modest and well sequenced capital costs, as noted above. Capital costs to complete the Wasamac and Odyssey projects are modest and well sequenced, with capital costs at Odyssey significantly self-funding due to the two-pronged ramp and shaft approach to gold extraction. In addition, as recently reported, capital costs for the Phase 2 expansion of Jacobina are expected to be significantly lower than the original planned capital estimated in the Phase 2 prefeasibility study, an amount not exceeding $15 million to $20 million. These growth projects are expected to increase the Company’s production profile by approximately 20% to 25% by 2027 to 1.25 million GEO, with margin expansion because of lower unit costs. Going forward, the Company expects margins to improve further, as cash costs associated with the additional ounces from Wasamac, Odyssey and Jacobina are below the Company average.

As part of Yamana’s approach to the return of capital to shareholders, the Company announced in tandem with its second quarter results that it is increasing its dividend to 12 cents per share per annum, which represents an increase of nearly 15% from the previous level. This is the sixth dividend increase since the second quarter of 2019, representing a cumulative increase of 500%. The Company considers dividends an important component of returns on investment for shareholders, and has previously indicated that as its cash flows and cash balances increase, as its financial position continues to improve, and as debt service decreases, it will evaluate further increases to its dividend payout ratios. With improvements in cash flows and the modest, manageable annual capital expenses for its growth projects, the Company has concluded that it is able to fund its dividend at current or substantially lower gold prices and withstand the cycle with an assumed bottom of cycle gold price of $1,350 per ounce as noted above.

Furthermore, Yamana believes that as and when the market price of its common shares are undervalued, it will rely on its recently announced normal course issuer bid for open market purchases of shares, thereby underpinning support for its share price and providing further attractive cash returns to shareholders.

The Company will continue to take a balanced approach to capital allocation, underpinned by an even stronger financial position, lower debt service requirements from and a significantly improved debt and tenor profile, which allows for more resultant cash flow for other priorities.

The Senior 2031 Notes and the related guarantees have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. Offers and sales in Canada may be made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial or territorial securities laws. This news release does not constitute an offer to sell or the solicitation of an offer to buy any security, or a notice of redemption or repayment in respect of the Existing Notes, in the United States or in any other jurisdiction.

About Yamana

Yamana is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7931 765 223 / +44 203 727 1000

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

Berenberg (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

Credit Suisse (Joint UK Corporate Broker)
Ben Lawrence / David Nangle
Telephone: +44 (0) 20 7888 8888

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, results of feasibility studies, repayment of debt or updates regarding mineral reserves and mineral resources. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include Yamana’s cash on hand and use of proceeds from the notes offering, the sustainability of the Company’s dividend, whether the Company will purchase common shares under the recently announced normal course issuer bid, the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks associated with infectious diseases, including COVID-19, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

(All amounts are expressed in United States Dollars unless otherwise indicated.)